EXHIBIT 12.1

Mylan Inc.
Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends

	Year Ended
(In thousands), except for ratios	2013	2012	2011	2010	2009

Earnings before income taxes and non-controlling interest	$747,340	$804,079	$654,636	$355,944	$226,975
Add: Loss from equity affiliates	22,414	16,865	—	22	(1,196)
Add: Fixed charges	326,823	321,786	348,032	342,851	330,018
Add: Amortization of capitalized interest	—	—	—	—	351
Total earnings	$1,096,577	$1,142,730	$1,002,668	$698,817	$556,148

Fixed charges:
Interest expensed	$313,336	$308,699	$335,944	$331,462	$318,496
Appropriate portion of rentals	13,487	13,087	12,088	11,389	11,522
Total fixed charges	$326,823	$321,786	$348,032	$342,851	$330,018

Ratio of earnings to fixed charges	3.36	3.55	2.88	2.04	1.69

Earnings before income taxes and non-controlling interest	$747,340	$804,079	$654,636	$355,944	$226,975
Add: Loss from equity affiliates	22,414	16,865	—	22	(1,196)
Add: Fixed charges and preferred stock dividends	326,823	321,786	348,032	468,045	469,053
Add: Amortization of capitalized interest	—	—	—	—	351
Total earnings	$1,096,577	$1,142,730	$1,002,668	$824,011	$695,183

Fixed charges:
Interest expensed	$313,336	$308,699	$335,944	$331,462	$318,496
Appropriate portion of rentals	13,487	13,087	12,088	11,389	11,522
Preferred stock dividend requirement	—	—	—	125,194	139,035
Total fixed charges and preferred stock dividends	$326,823	$321,786	$348,032	$468,045	$469,053

Ratio of earnings to fixed charges and preferred stock dividends	3.36	3.55	2.88	1.76	1.48